U.S. GoldMining Inc.

1188 West Georgia Street, Suite 1830

Vancouver, BC, Canada V6E 4A2

May 23, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	U.S. GoldMining Inc. Registration Statement on Form S-3 Originally filed on May 15, 2024 File No. 333-279435 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, U.S. GoldMining Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:30 p.m., Eastern Time, on May 28, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

U.S. GoldMINING Inc.

By:	/s/ Tim Smith
Tim Smith
Chief Executive Officer

cc:	Rick Werner, Esq., Haynes and Boone, LLP
Alla Digilova, Esq., Haynes and Boone, LLP